One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE CAPISTRON
stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 9, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)
Post-Effective Amendment No. 52
File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Rebecca Marquigny of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 52 to the Registrant’s registration statement on Form N-1A.

PEA No. 52 was filed for the purpose of registering shares of Harbor Active Small Cap ETF (the “Fund”), a new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 52.

COMMENT 1:	(Prospectus – Fee Table) Please provide the completed fee table and expense example in sufficient time for the Staff to review before the next filing.

Response:	The Registrant has provided a completed fee table and expense example in Appendix A.

COMMENT 2:	(Prospectus – Fee Table)

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Supplementally, please confirm that the “Other Expenses” line item will reflect the excluded operating expenses noted in footnote 1 of the fee table unless they are under one basis point.

Response:	The Registrant confirms that expenses not covered by the Adviser under the unitary fee are not expected to equal or exceed one basis point.

COMMENT 3:

(Prospectus – Principal Investment Strategy)

Please clarify whether the Fund will continue to hold portfolio securities if they no longer meet the stated small cap definition due to either a shift in the capitalization of the portfolio security itself or because there is a shift in the range of the Russell 2000 Index.

Response:

The Registrant notes that whether a security is a “small cap” security for purposes of the Fund’s 80% policy is currently determined at the time of purchase and that the Fund may continue to hold securities if they no longer meet the stated small cap definition following the time of purchase. The Registrant has revised the disclosure to include the following:

“The Fund may continue to hold securities that no longer meet this definition following the time of purchase.”

The Registrant acknowledges that the SEC has adopted amendments to Rule 35d-1 that impact how a fund tests for compliance with its 80% test. The Registrant will consider appropriate updates to its processes in advance of the December 11, 2025 compliance date for these amendments.

COMMENT 4:

(Prospectus – Principal Investment Strategy)

The third paragraph of the Fund’s Principal Investment Strategy is jargon heavy and describes selection criteria in unclear, subjective, and/or relative terms (i.e. competitive, durable, sustainable, high). Explain jargon in terms that illustrate how the Subadvisor recognizes portfolio companies with these target characteristics.

Response:	Please see the revisions to the principal investment strategy set forth in Appendix B to this letter.

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COMMENT 5:

(Prospectus – Principal Investment Strategy)

Please review and reconcile the third paragraph of the Fund’s Principal Investment Strategy and the subsequent bullet points identifying the Subadvisor’s selection tools and process (e.g. metrics, data, analytical methods, calculations, etc.). Additionally, where selection characteristics are stated in subjective, relative or similarly vague terms, please add clarifying language.

Response:

The Registrant respectfully notes that the Subadvisor employs an active, fundamental strategy and the specific metrics and time periods it analyzes will generally vary by company and industry. The Registrant believes that its disclosures are appropriate and consistent with those of other active managers engaged in fundamental analysis. Accordingly, while the Registrant has made certain revisions as set forth in Appendix B, the Registrant respectfully declines to make additional changes.

COMMENT 6:

(Prospectus – Principal Investment Strategy)

Please restate the following portion of the second bullet in the Principal Investment Strategy section in ordinary plain English: “management team’s ability to execute the company’s track record as stewards of capital.”

Response:	Please see the revisions to the principal investment strategy set forth in Appendix B to this letter.

COMMENT 7:

(Prospectus – Principal Investment Strategy)

Please add disclosure to address any portfolio construction parameters or constraints the Advisor will apply (e.g. foreign versus domestic, industry or sector focus, geographic focus, instruments such as derivatives). If the Fund will cap exposures to any particular sectors, locations, geographies, industries or types of instruments specifically identify the type of exposure and the related cap or range that will apply.

Response:	The Registrant confirms that the Fund does not intend to invest in foreign securities as a principal strategy. The Registrant has revised the disclosure

August 9, 2024 Page 4

to indicate that the Fund focuses its investments on U.S. small cap companies.

The Registrant further confirms that the Fund does not intend to invest in derivatives as a principal investment strategy. The Fund may invest in securities through initial public offerings and in real estate investment trusts and has added disclosure to Item 9.

The Registrant notes that the Fund does not intend to focus its investments in any particular sectors or industries. While the Subadvisor does apply certain internal limits to its sector exposures relative to the benchmark weight (along with internal limits on the maximum percentage investment in a particular issuer), the Registrant notes that these are internal limits only and not formal investment guidelines. As such, the Registrant believes that the current disclosure is appropriate and respectfully declines to add additional disclosure.

COMMENT 8:	(Prospectus – Principal Investment Strategy) In the last paragraph of the Principal Investment Strategy section please explain the practical effect of the term “non-diversified” more concretely.

Response:

The Registrant has revised the last paragraph of the “Principal Investment Strategy” section to read as follows:

The Fund is non-diversified and may invest a greater percentage of its assets in a particular issuer or group of issuers than a diversified fund would.

COMMENT 9:

(Prospectus – Principal Risks)

The Staff notes that the Item 9 Principal Risks only include three of the eleven Item 4 risks. Please ensure consistency across the Item 4 and Item 9 Principal Risk sections per Item 9(c) of Form N-1A.

Response:

The Registrant believes that the level of detail in the description of the Fund’s principal investment strategy in Items 4 and 9 is appropriate. The disclosure in Item 9 makes clear that the principal investment strategy and principal risks are disclosed in the Fund Summary section of the Prospectus

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and then provides certain additional details regarding the principal investment strategy and principal risks.

COMMENT 10:

(Prospectus – Principal Risks)

Please provide independent Item 4 and Item 9 risk disclosures for each of the following, or explain why each is not a principal risk based on Fund strategy:

Proprietary Valuation Analysis Risk

ETF Structure Risk

New Subadvisor Risk

Industry Risk

Sector Risk

Foreign Investment Risk

Response:

The Registrant has addressed each disclosure as follows:

Proprietary Valuation Analysis Risk – The Registrant directs the Staff to the “Selection Risk” disclosure, which discusses Subadvisor judgment. In addition, the Registrant believes the risks associated with the Subadvisor’s judgment are covered more generally throughout other disclosure in the prospectus.

ETF Structure Risk – The Registrant directs the Staff to the “Authorized Participant Concentration/Trading Risk” and “Premium/Discount Risk.” In addition, the Registrant has added the following to “Authorized Participant Concentration/Trading Risk”:

“Trading in shares on the exchange may be halted due to market conditions or for reasons that, in the view of the exchange, make trading in shares inadvisable. In addition, trading in shares on the exchange is subject to trading halts caused by extraordinary market volatility pursuant to the relevant exchange’s “circuit breaker” rules. If a trading halt or unanticipated early close of the exchange occurs, a shareholder may be unable to purchase or sell shares of the Fund. There can be no assurance that requirements of the exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.”

August 9, 2024 Page 6

With respect to New Subadvisor Risk, the Registrant has added the following in the summary section:

“New Subadvisor Risk – The Subadvisor has not previously served as advisor or sub-advisor to an exchange-traded fund or other registered fund. Funds and their advisors and subadvisors are subject to restrictions and limitations imposed by the Investment Company Act of 1940, as amended (the “1940 Act”), the rules thereunder, and the Internal Revenue Code, that do not apply to the Subadvisor’s management of other types of individual and institutional accounts. As a result, investors do not have a long-term track record of managing a fund from which to judge the Subadvisor, and the Subadvisor may not achieve the intended result in managing the fund.”

Industry Risk/Sector Risk – The Registrant confirms that these disclosures are not applicable given that the Fund does focus its investments in a particular industry or sector.

Foreign Investment Risk – The Registrant confirms that this disclosure is not applicable given that the Fund focuses on U.S. investments.

COMMENT 11A:

(Prospectus – Principal Risks)

Please revise the second to last sentence in the “Premium/Discount Risk” for clarity (in particular, to better explain Creation Units and differentiate retail investors from Authorized Participants).

Response:

The Registrant has removed the second to last sentence in the “Premium/Discount Risk.” The Registrant believes that such deletion is appropriate as the statement addressed how the particular risk is designed to be mitigated, rather than disclosing the risk itself.

COMMENT 11B:	(Prospectus – Principal Risks) Please move the first sentence of the Cash Transactions Risk disclosure into the Principal Strategy section and modify the risk disclosure accordingly.

August 9, 2024 Page 7

Response:

The Registrant respectfully declines to include cash transactions disclosure in the Fund’s Principal Investment Strategy. The Registrant notes that this is a feature of the Fund’s creation and redemption process, rather than the investment strategy, and therefore the Registrant believes the disclosure is appropriately located.

COMMENT 11C:

(Prospectus – Principal Risks)

The last sentence in the “Selection Risk” disclosure states that “the Subadvisor and the Fund may need to obtain the exposure through less advantageous or indirect investments.” If the Fund will use indirect investments to obtain exposure to principal markets or holdings, please directly disclose this in the Principal Strategy section and, if not, consider removing the reference to “indirect investments” from the risk.

Response:

The Registrant confirms that the Fund will not use indirect investments to gain exposure to principal markets or holdings. Accordingly, the Registrant has removed the reference to indirect investments.

COMMENT 12:

(Prospectus – Performance)

Please revise the performance preamble to include a brief explanation of how the information when included will illustrate the variability of Fund returns pursuant to Form N-1A Item 4(b)(2)(i).

Response:

The Registrant has revised the preamble as follows (deletions strikethrough; new language underlined):

Because the Fund is newly organized ~~and does not yet have a complete calendar year of performance history, the bar chart and total return tables are not provided~~, the Fund has no reportable performance history. Once the Fund has operated for at least one calendar year, a bar chart and performance table will be included in the prospectus to show the performance of the Fund. When such information is included, this section will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance history from year to year and showing how the Fund’s average annual total returns compare with those of a broad measure of market performance and an additional index. Please note that the Fund’s past performance (before and after taxes) is not

August 9, 2024 Page 8

necessarily an indication of how the Fund will perform in the future. To obtain performance information, please visit the Fund’s website at harborcapital.com or call 800-422-1050.

COMMENT 13:	(Prospectus – Additional Information about the Fund’s Investments Please revise the header on page 4 to read “Additional Information about the Fund’s Principal Investments.”

Response:

The Registrant respectfully declines to revise this disclosure. The header also refers to non-principal investments such as temporary defensive positions and as such, the Registrant believes it is appropriate to leave the header as is.

COMMENT 14:	(Prospectus – Investment Objective) If shareholders will receive advance notice of a change in the Fund’s investment objective, please disclose this.

Response:

The Registrant confirms that shareholders will be notified of changes to the Fund’s investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval, but does not require disclosure of any notice requirement or notice period. For this reason, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 15:

(Prospectus – Principal Investments)

Item 4(a)(1) of Form N-1A calls for summarized strategy information “based on the information in response to Item 9(b).” Consequently, Principal Strategy disclosure is required in both places with the earlier strategy information summarizing the latter. Similarly, Item 4(b)(1) of Form N-1A calls for summarized risk information “based on the information given in response to Item 9(c).” Please add more detailed strategy and risk disclosure in Item 9 to comply with these Form N-1A requirements.

August 9, 2024 Page 9

Response:

As noted above, the Registrant believes that the level of detail in the description of the Fund’s principal investment strategy in Items 4 and 9 is appropriate. The disclosure in Item 9 makes clear that the principal investment strategy and principal risks are disclosed in the Fund Summary section of the Prospectus and then provides certain additional details regarding the principal investment strategy and principal risks.

COMMENT 16:	(Prospectus – Non-Principal Investments) Please delete the word “unusual” in the section under “Temporary Defensive Positions” for consistency with Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:	The Registrant has removed the word “unusual” from the sentence.

COMMENT 17:

(Prospectus – The Advisor)

The Staff notes that the “Advisor” section references discretionary and non-discretionary subadvisors. Please clarify the specific role of the Subadvisor in managing the Fund’s assets (i.e., indicate whether the Subadvisor is a discretionary or non-discretionary subadvisor). Please also clarify the role and responsibilities of non-discretionary subadvisors.

Response:

The Registrant notes that the Subadvisor is a discretionary subadvisor. The Registrant has clarified this in the disclosure. Given that the Subadvisor is a discretionary subadviser, the Registrant respectfully declines to include further detail regarding the role of non-discretionary subadvisers.

COMMENT 18A:

(Prospectus – Active Small Cap Core Composite Performance Information)

The Staff notes that the performance presented in the past performance section is of a single account under discretionary management by Byron Place. Please explain why this is called a composite when the performance is only of one discretionary managed account with a similar investment objective and strategies and supplementally explain why the Registrant believes investors will benefit from a performance comparison of such a narrow scope.

August 9, 2024 Page 10

Response:	The Registrant has removed the composite performance disclosure from the registration statement

COMMENT 18B:

(Prospectus – Active Small Cap Core Composite Performance Information)

Please provide legal support for characterizing the information under the Composite Performance section as disclosure rather than advertising.

Response:	The Registrant has removed the composite performance disclosure from the registration statement

COMMENT 18C:

(Prospectus – Active Small Cap Core Composite Performance Information)

Please amend the disclosure to state that this is the only account managed with a substantially similar strategy to the Fund and supplementally confirm that the composite account’s inception date was 2022, or if not, indicate what it was and please explain.

Response:	The Registrant has removed the composite performance disclosure from the registration statement.

COMMENT 19:

(Prospectus – Active Small Cap Core Composite Performance Information)

If the actual fees and expenses of the composite are lower than the fees and expenses of the Fund, disclose that the use of the Fund’s expense structure would have lowered performance results. Otherwise, supplementally represent to the Staff that the use of Fund fees and expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses of the composite.

Response:	The Registrant has removed the composite performance disclosure from the registration statement.

COMMENT 20:	(Prospectus – Active Small Cap Core Composite Performance Information)

August 9, 2024 Page 11

Please confirm that net performance is shown net of all actual fees and expenses including sales loads relating to the account in the composite or confirm it is adjusted to reflect all of the Fund expenses listed in the Fund’s fee table.

Response:	The Registrant has removed the composite performance disclosure from the registration statement.

COMMENT 21:

(Prospectus – Active Small Cap Core Composite Performance Information)

Supplementally represent that the Advisor maintains all records necessary to support the calculations of this performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	The Registrant has removed the composite performance disclosure from the registration statement.

COMMENT 22:

(Prospectus – Valuing Fund Shares)

The third paragraph states “[c]onsequently, the Fund’s portfolio securities may trade and the NAV of the Fund’s shares may be significantly affected on days when a shareholder will not be able to purchase or sell shares of the Fund.” Please disclose specifically that this may result in differences between the market price of the ETF shares and the underlying value of those shares.

Response:

The Registrant notes that the disclosure relates to circumstances in which markets for the Fund’s shares are not open and as such there are not current market prices for the Fund’s shares. The Registrant expects that, once the markets for Fund shares open, the arbitrage function should result in alignment between the market price of Fund shares and the value of the Fund’s holdings. As such, the Registrant respectfully declines to revise the disclosure.

COMMENT 23:	(Prospectus – Shareholder Information) Under the section titled “Frequent Purchases and Redemptions of Shares” the last sentence states “[i]n addition, the Fund reserves the right to impose

August 9, 2024 Page 12

restrictions on disruptive, excessive, or short-term trading.” As this is an ETF, please delete the last sentence under this heading or explain the reason it is appropriately included in the Fund’s disclosure.

Response:	The Registrant has deleted this sentence.

COMMENT 24:

(SAI – Fundamental Investment Restrictions)

Please note that the Staff disagrees with the disclosure stating that “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” Accordingly, please revise or delete this statement from the text.

Response

The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective. For the foregoing reasons, the Registrant respectfully declines to revise the disclosure. The Registrant acknowledges that the SEC Staff disagrees with the Registrant’s position.

COMMENT 25:	(SAI – Fundamental Investment Restrictions)

August 9, 2024 Page 13

The Fundamental Investment Policies indicate that the Fund may not issue senior securities except as permitted under the Investment Company Act. Please add disclosure explaining what is permitted by the Investment Company Act.

Response:

The Registrant has updated the cross references in the last paragraph on page 15 of the SAI to correctly refer back to the senior securities disclosure. These cross references discuss what is permitted by the Investment Company Act.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Diana R. Podgorny, Esq.
Meredyth Whitford-Schultz, Esq.
Brett Strickland, Esq.
Harbor ETF Trust

Christopher P. Harvey, Esq.
Dechert LLP

August 9, 2024 Page 14

   Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.80%
Distribution and Service (12b-1) Fees	None
Other Expenses[1,2]	0.00%
Total Annual Fund Operating Expenses	0.80%

[1]

Pursuant to the Investment Advisory Agreement, the Advisor pays all of the operating expenses of the Fund, except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

[2]	“Other Expenses” are estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

One Year	Three Years
$82	$255

August 9, 2024 Page 15

Appendix B

Principal Investment Strategy

The Fund invests primarily in equity securities, principally common and preferred stocks, of U.S. small cap companies. Under normal market circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of small cap companies.

The Fund defines small cap companies as those with market capitalizations that fall within the range of the Russell 2000® Index. As of [Date], the range of the Index was [$XX million to $XX billion], but it is expected to change frequently. The Fund may continue to hold securities that no longer meet this definition following the time of purchase.

Byron Place Capital Management, LLC, the Fund’s subadvisor (the “Subadvisor”), employs an active management approach that uses a proprietary bottom-up analysis to identify approximately 30 to 80 small cap companies that it believes have competitive advantages~~, durable~~ within their respective industries, business models~~, sustainable~~ positioned well for the long term, free cash flow generation ~~and high~~that can be maintained over time and higher returns on invested capital ~~for inclusion in the Fund’s portfolio~~than peer companies. Moreover, the Subadvisor seeks companies that it believes have management teams ~~with a track record of success, that are good stewards of~~that have previously been successful in allocating capital and ~~are committed to increasing shareholder value~~generating returns for shareholders. The Subadvisor employs fundamental and valuation analysis coupled with its own insights to drive investment decisions.

The Subadvisor’s ~~approach is grounded in detailed~~process involves bottom-up research and ~~selects~~selection of securities through:

∎ Metrics such as Price to Free Cash Flow, Return on Invested Capital and level of purchases of shares by insiders;

∎ Analysis of a company’s competitive position through factors such as a company’s brand, proprietary products and technologies, and competitors;

∎ Analysis of ~~a company’s competitive position, as well as~~ the management team’s ability to ~~execute the~~manage a company’s ~~track record as stewards of~~ capital well and generate consistent returns for shareholders;

∎ Valuation analysis to determine a stock’s intrinsic value and determine whether it is trading at a discount to that intrinsic value; and

August 9, 2024 Page 16

∎ Evaluation of the risk-reward of investing in a particular stock through an assessment of various factors, including valuation and business risk.

The Subadvisor’s decision to sell a security in the Fund’s portfolio occurs when there are changes in fundamentals to the Subadvisor’s analysis of a stock. The same inputs that go into deciding to buy a stock are assessed to determine whether to sell the stock. Sell discipline is also exercised when there is overvaluation by the market or when a stock is displaced by a better investment opportunity or idea.

The Fund is classified non-diversified~~, which means the Fund~~ and may invest ~~in the securities of a smaller number~~a greater percentage of its assets in a particular issuer or group of issuers than a diversified ~~Fund~~fund would.